Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated November 29, 2018 (this “Agreement”), is by and among (i) VirBELA LLC, a California limited liability company (“Seller”), (ii) Alex Howland, an individual and principal owner of Seller (“Howland”), (iii) Erik Hill, an individual and principal owner of Seller (“Hill”), (iv) Ronald S. Rembisz, an individual and principal owner of Seller (“Rembisz”), (v) Sheldon Brown, an individual and principal owner of Seller (“Brown”), (vi) Eric Bunyan, an individual and principal owner of Seller (“Bunyan”), (vii) Eric Roth, an individual and principal owner of Seller (“Roth”), and (viii) Charles Clark Jordan, an individual and principal owner of Seller, (“Jordan” and, together with Howland, Hill, Rembisz, Brown, Bunyan, and Roth “Seller Equityholders”), and (ix) eXp World Technologies, LLC, a Delaware limited liability company (“Buyer”) and (x) solely for purposes of Sections 1.4.2, 1.4.4, 2.2.2.2 and 2.3 eXp World Holdings, Inc., a Delaware corporation and holder of all of the equity interests in Buyer (“Holdings”).

RECITALS

Seller is an entity engaged in the design of software that includes a proprietary 3D virtual reality platform that allows users to connect with avatars, voice and text chat, collaborative web-browsers, and embedded learning simulations and games (the “Business”). The 3D environments, which are offered under a software as a service model, are custom branded for clients and are privately hosted for their community of users.

Seller desires to sell, and Buyer desires to buy, the Transferred Assets (as defined below) on the terms and subject to the conditions set forth in this Agreement.

Seller Equityholders collectively own all or substantially all of the equity interests in Seller.

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.	Purchase and Sale of Assets

1.1	Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, Seller will sell, assign, and transfer to Buyer the rights in the following assets, free and clear of any lien, pledge, charge, mortgage, security interest, or other encumbrance or restriction of any nature (“Liens”), other than Permitted Liens (as defined below):

1.1.1	all software and other components of or technology or information relating to the Business, and all maintenance releases, beta releases, error corrections, upgrades, enhancements, additions, improvements, extensions, modifications, successor versions, predecessor versions, functionally equivalent replacements, and substitutions thereof however named, including but not limited to the following: all algorithms, application programming interfaces, gameplay and other data, databases, data collections, data structures, diagrams, formulae, inventions (whether or not patentable), know-how, methods, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), routines and subroutines, techniques, user interfaces, firmware listings, assemblers, applets, compilers, net lists, design tools, documentation, design documents, annotations, comments, system build software and instructions, diagrams, prototypes, sales and marketing materials, trademarks, social media accounts, URLs or domain names and web sites relating to the Business;

1.1.2	all works of authorship included in or related to the Business including, but not limited to, art, animations, text, sounds, and music;

1.1.3	all sales data, end user data, or other data related to the Business;

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1.1.4	all other forms of technology or intellectual property (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries) included in or related to the Business (the assets described in Sections 1.1.1 through 1.1.4, inclusive, are collectively referred to as “Seller IP”);

1.1.5	all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world related to Seller IP: (A) rights associated with works of authorship, including but not limited to exclusive exploitation rights, copyrights, and moral rights; (B) trademark and trade name rights and similar rights, including but not limited to Seller’s tradename “VirBELA”; (C) trade secret rights; (D) patent and industrial property rights and other rights in inventions and designs; (E) rights of publicity; (F) other proprietary rights in Seller IP; and (G) all tangible embodiments of and rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses “(A)” through “(G)” above and related goodwill of Seller (collectively, “Seller IP Rights”);

1.1.6	all claims (including claims for past infringement, violation or misappropriation of Seller IP or Seller IP Rights) and causes of action of Seller against third parties (regardless of whether or not such claims and causes of action have been asserted by Seller), and all rights of indemnity, warranty rights, rights of contribution, rights to refunds, rights of reimbursement and other rights of recovery possessed by Seller (regardless of whether such rights are currently exercisable) that are related to Seller IP Rights;

1.1.7	all books, records, files and data of Seller embodying or related to Seller IP Rights;

1.1.8	all billed and unbilled accounts receivable related to the Business and all correspondence with respect thereto including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations from customers with respect to sales of goods or services, whether or not evidenced by a note;

1.1.9	all claims, deposits, prepaid expenses, prepayments, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, except for any of the foregoing to the extent they relate to an Excluded Asset (as defined below) or an Excluded Liability (as defined below);

1.1.10	all computers and all related equipment, fixed assets and fixtures and all other personal property, an accurate and complete list of which is set forth on Schedule 1.1.10 (together with any additions thereto prior to the date hereof);

1.1.11	except for any Excluded Contract (as defined below), all rights existing under any contract, license, sublicense, franchise, permit, mortgage, purchase order, indenture, loan agreement, agreement or instrument which relates to the Business or any binding commitment to enter into any of the foregoing (in each case, whether written or oral) to which Seller is a party or by which any of the assets used in the Business are bound, but excluding Permits (collectively, “Contracts”), including each Contract set forth on Schedule 1.1.11 (collectively, the “Transferred Contracts”);

1.1.12	all lists and records pertaining to customer accounts (whether past or current), suppliers, distributors, service providers, manufacturers and agents, except for any of the foregoing to the extent they relate to Excluded Assets;

1.1.13	all insurance benefits, including all rights and proceeds, and warranty and condemnation net proceeds received after the Closing (as defined below) arising from or relating to the Business, any Transferred Asset, or Assumed Liability (as defined below);

1.1.14	except to the extent they relate to Excluded Assets or Excluded Liabilities, all books, records, ledgers, files, documents, correspondence, lists, studies, reports, promotional, sales, and marketing materials, and other printed or written materials;

1.1.15	except as may be prohibited by law, all personnel and other records related to the Transferred Employees;

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1.1.16	all rights of Seller under any intellectual property assignment, confidentiality, non-competition, non-solicitation or similar agreements with current or former employees and independent contractors who provided services to the Business and/or participated in the development of Seller IP;

1.1.17	all material permits, licenses, franchises or authorizations from any governmental authority related to the Business, to the extent transferable (collectively, the “Permits”); and

1.1.18	all other assets of any kind or nature of Seller related to the Business, other than the Excluded Assets.

Collectively, the assets described in this Section 1.1 are referred to as the “Transferred Assets.”

1.2	Excluded Assets. Notwithstanding the foregoing, the following assets, properties, rights, titles and interests of Seller are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the Transferred Assets:

1.2.1	the rights of Seller under or pursuant to this Agreement;

1.2.2	Seller’s general ledger, accounting records, minute books, statutory books and corporate seal (provided that Buyer will be given copies of the general ledger, accounting records and minute books, all as related to the Business, as such documents exist as of the date hereof);

1.2.3	other than as related to the Business, Seller’s personnel records and any other records that Seller is required by law to retain in its possession;

1.2.4	all rights existing under each Contract set forth on Schedule 1.2.4 (collectively, the “Excluded Contracts”);

1.2.5	all bank accounts;

1.2.6	any refunds, credits or adjustments (or any rights thereto) related to or resulting from any assets described in Section 1.2, or any Excluded Liability;

1.2.7	any claims for refund of taxes and other governmental charges for payments and/or activity that occurred prior to the Closing; and

1.2.8	marketable securities, including shares in Holdings.

1.3	Assumed Liabilities; Excluded Liabilities.

1.3.1        Assumed Liabilities. At the Closing, Buyer will assume and will agree to pay, defend, discharge and perform as and when due and performable the following specific liabilities of Seller, except to the extent that any of the following constitute Excluded Liabilities:

1.3.1.1                      all liabilities under each Transferred Contract arising after the Closing (other than liabilities attributable to any failure by Seller to comply with the terms thereof prior to the Closing);

1.3.1.2                      all trade accounts payable incurred by Seller in the ordinary course of business, but only to the extent reflected in the Interim Financial Statements (as defined below) and only to the extent such trade accounts are necessary to support to the Purchased Assets;

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1.3.1.3                      all accrued expenses related to Transferred Assets, but only to the extent reflected in the Interim Financial Statements; and

1.3.1.4                      all liabilities arising under the Facility Use Agreement with an Effective date of March 1, 2015, as amended by (A) that First Amendment with an Effective date of October 14, 2016, (B) that Second Amendment with an Effective date of September 12, 2017, and (C) that Third Amendment with an Effective date of September 26, 2018, 2018 (the “Facility Use Agreement”), arising after the Closing but only if University of California San Diego agrees to and does transfer the Facility Use Agreement to Buyer.

Collectively, the liabilities specifically described above in this Section 1.3 are referred to as the “Assumed Liabilities.” The assumption of the Assumed Liabilities by Buyer hereunder will not enlarge any rights of third parties pursuant to the Contracts or other arrangements with Buyer or Seller, and nothing herein will prevent any party from, in good faith, contesting with any third party any of the Assumed Liabilities.

1.3.2        Excluded Liabilities. Notwithstanding any other provision of this Agreement, Buyer is not assuming and will have no responsibility for, under this Agreement or any ancillary document (an “Ancillary Document”), any liability that is not specifically identified as an Assumed Liability under Section 1.3, and Seller will retain, and will be responsible for paying, performing and discharging when due, any liabilities of Seller as of the Closing other than the Assumed Liabilities (the “Excluded Liabilities”), including:

1.3.2.1	(A) all taxes of, imposed on or owed by Seller or any of its respective affiliates for any period, (B) all taxes relating or attributable to the Excluded Assets or Excluded Liabilities for any period, (C) all taxes relating or attributable to the Transferred Assets, the Business or the Assumed Liabilities for any taxable period ending on or prior to the Closing, including Seller’s share of Periodic Taxes (as defined below) pursuant to Section 6.5.2 and (D) Transfer Taxes (as defined below) pursuant to Section 6.5.1;

1.3.2.2                      indebtedness of Seller;

1.3.2.3                      liabilities relating to or arising out of the Excluded Assets;

1.3.2.4                      liabilities relating to or arising out of any litigation or claim pending or threatened that relate to or arise from action or inaction in a period prior to the Closing;

1.3.2.5                      Liabilities relating to or arising out of any Plan. “Plan” means, with respect to the employees of Seller who provide services in connection with the Business: (A) any “employee benefit plan”, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (“ERISA”), regardless of whether subject to the requirements of ERISA; and (B) all other pension, retirement, profit sharing, welfare, wellness, disability, group insurance, retention, change-in-control, sale bonus, severance pay, deferred compensation, flexible benefit, excess or supplemental benefit, vacation, stock-related, stock option, phantom stock, fringe benefits and incentive plans, and all employment agreements, termination, severance or other Contracts, whether formal or informal, whether or not set forth in writing, whether covering one person or more than one person, and whether or not subject to any of the provisions of ERISA, which pertain to any employee, former employee, director, officer, equityholder of Seller, or any corporation or other business entity that is included in a controlled group of corporations within which Seller is also included, as provided in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”); or which is a trade or business under common control with Seller, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which Seller is also included, as provided in Section 414(m) of the Code; or which is required to be aggregated with Seller pursuant to regulations issued under Section 414(o) of the Code (“ERISA Affiliate”) and (x) to which Seller or any ERISA Affiliate is or has been a party or by which any of them is or has been bound as of the date hereof or (y) to which Seller or any ERISA Affiliate may otherwise have any liability (including any such plan or arrangement formerly maintained by Seller or any such ERISA Affiliate of Seller);

1.3.2.6                      liabilities relating to employment or termination from employment, labor, wages and hours, withholding, social security, notice upon termination, worker classification, discrimination, retaliation, immigration, payroll, bonus or commission payments, paid time off, workers’ compensation, unemployment benefits, severance benefits, stock option, equity-based or profit-sharing plans, or continuation coverage requirements under Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or any other post-retirement benefits;

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1.3.2.7                      liabilities arising prior to the Closing or as a result of the Closing for severance, bonuses or any other form of compensation to any employees, agents or independent contractors of Seller, whether or not employed by Buyer after the Closing and whether or not arising or under any law, employee benefit plan or other arrangement with respect thereto;

1.3.2.8                      undisclosed liabilities of Seller as of the Closing;

1.3.2.9                      liabilities arising out of any default by Seller of any provision of any Transferred Contract that occurred prior to the Closing and liabilities arising from or related to any Transferred Contracts as to which a consent for assignment is not obtained by the date hereof regardless of whether Buyer waives delivery of such consent;

1.3.2.10                  liabilities of Seller arising or incurred in connection with the negotiation, preparation and execution of this Agreement, including expenses arising from or related to entry into this Agreement or any Ancillary Document;

1.3.2.11     any other liabilities, regardless of when made or asserted, that are not specifically assumed hereunder; and

1.3.2.12     all licensee, royalty or other fees or costs due to the University of California San Diego a) under the existing UCSD License, and b) for delivering the items under Section 2.2.1.1 to Buyer, which may include a lump sum license fee for intellectual property license and a trademark purchase fee for Seller to purchase the trademark, VIRBELA, both payable to the University of California San Diego.

Seller hereby acknowledges and agrees that except for the Assumed Liabilities, Buyer is not assuming or becoming liable for any of Seller’s liabilities or obligations, and Seller will remain exclusively liable for all of the Excluded Liabilities.

1.4	Purchase Price. The aggregate consideration to be paid by Buyer to Seller for its obligations under this Agreement, including, but not limited to, the sale of the Transferred Assets, will be equal to the Purchase Price. The “Purchase Price” means:

1.4.1	a payment of $7,000,000 (the “Cash Payment”), subject to a Holdback Amount as set forth in Section 1.4.6;

1.4.2	the delivery by Holdings of common stock, par value $0.00001 per share, of Holdings (“Holdings Common Stock”), having a value of $1,000,000. The number of shares of Holdings Common Stock to be so issued will be determined based on the closing price of the Holdings Common Stock the business day prior to the Closing;

1.4.3	the assumption of the Assumed Liabilities;

1.4.4	on each of the first, second and third anniversaries of the Closing Date:

1.4.4.1	the delivery by Holdings of Holdings Common Stock to Seller, the number of shares of Holdings Common Stock to be delivered to Seller on each date to be equal to $1,000,000, with the number of shares issuable to be determined based on the closing price of Holdings Common Stock on the business day prior to each such date of delivery.

1.4.5	Buyer will be entitled to deduct and withhold from the Purchase Price all taxes, if any, that Buyer may be required to deduct and withhold under any provision of tax law. All such withheld amounts will be treated as delivered to Seller hereunder.

1.4.6	Buyer shall be entitled to hold back from the Cash Payment, Five Hundred Thousand Dollars ($500,000.00) (the “Holdback Amount”), if the items in Section 2.2.1.1 are not delivered on the Closing Date, without interest accruing to Seller, which Holdback Amount will be paid to Seller, or retained by Buyer, in accordance with Section 5.7 of this Agreement.

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1.5	Third Party Consents. To the extent that Seller’s rights under any Contract or Permit constituting a Transferred Asset, or any other Transferred Asset, may not be assigned to Buyer without the consent of another person which has not been obtained, this Agreement will not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, will use its commercially reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent will not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Transferred Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Transferred Asset, will act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and will cooperate, to the maximum extent permitted by law and the Transferred Asset, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer. In connection with that Statement of Work with Lockheed Martin Corporation with respect to that Transportable Virtual Reality Joint Terminal Attack Controller (JTAC) Simulator (the “Lockheed Agreement”), Seller shall take such steps to obtain a valid assignment for the benefit of Buyer within ninety (90) days of the Closing.

2.	Closing.

2.1	Closing. The closing of the transactions contemplated hereby (the “Closing”) will take place by electronic exchange of signatures as promptly as practicable after the date hereof, or on such other date as is mutually agreeable to Buyer and Seller. The Closing will be effective as of 11:59 pm local Seattle, Washington time on the date of Closing (the “Closing Date”).

2.2	Closing Deliverables.

2.2.1	At Closing, Seller will deliver to Buyer the following:

2.2.1.1	evidence of the acquisition, replacement, amendment, termination or effective transfer, satisfactory to Buyer in its reasonable discretion, of that certain license agreement with University of California San Diego (the “UCSD License”), provided that if such evidence is not provided at Closing, Buyer shall be entitled to hold back the Holdback Amount in accordance with Section 1.4.6, and provided that in any case, Seller shall make best efforts to deliver such evidence within sixty (60) days of the Closing Date;

2.2.1.2	the Bill of Sale in the form attached hereto as Exhibit A (the “Bill of Sale”), duly executed by Seller;

2.2.1.3	the Assignment and Assumption Agreement in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”) duly executed by Seller;

2.2.1.4	the Intellectual Property Assignments in the form attached hereto as Exhibit C duly executed by Seller;

2.2.1.5	[Intentionally Deleted];

2.2.1.6	a restrictive covenant agreement duly executed by each of the persons listed on Schedule 2.2.1.6 (each, a “Key Person”);

2.2.1.7	an employment agreement executed by each Key Person;

2.2.1.8	a certificate, in form reasonably satisfactory to Buyer (the “FIRPTA Certificate”), pursuant to Treasury Regulations Section 1.1445-2(b), stating, under penalties of perjury, Seller’s U.S. taxpayer identification number and that Seller is not a foreign person within the meaning of the Code duly executed by Seller;

2.2.1.9	evidence of the corporate name change as described in Section 6.4; and

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2.2.1.10	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

2.2.2	At Closing, Buyer will deliver to Seller the following:

2.2.2.1	the Cash Payment in cash by wire transfer of immediately available funds, subject to the Holdback Amount in accordance with Section 1.4.6; and

2.2.2.2	evidence of the delivery of Holdings Common Stock having a value of $1,000,000, the number of shares of Holdings Common Stock being determined based on the closing price of the Holdings Common Stock the business day prior to the Closing Date;

2.2.2.3	the Bill of Sale duly executed by Buyer;

2.2.2.4	the Assignment and Assumption Agreement duly executed by Buyer;

2.2.2.5	[Intentionally Deleted];

2.2.2.6	a restrictive covenant agreement with each Key Person duly executed by Buyer; and

2.2.2.7	an employment agreement with each Key Person duly executed by Buyer.

2.3	Regulation D Offering; Registration. It is anticipated that the issuance of Holdings Common Stock will be conducted pursuant to an exemption under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. The Holdings Common Stock will constitute “restricted securities” as defined under the Securities Act and will contain such legends as Holdings deems appropriate including the legend set forth in Section 3.26 In connection with such issuance, Seller and the Selling Equityholders will execute such documentation reasonably requested by Buyer and Holdings to satisfy the above referenced private placement exemption requirements of the Securities Act. Promptly following Closing, but in no event more than sixty (60) days following the receipt by Holdings of the information from Seller necessary for the preparation of a registration statement on Form S-3, Holdings will file a registration statement relating to the registration of the shares of Holdings Common Stock issued at Closing with the Securities and Exchange Commission (“SEC”). Within sixty (60) days of each of the first, second and third anniversaries of the Closing Date, Holdings will, as necessary, file additional registration statements on Form S-3 with the SEC covering the additional shares of Holdings Common Stock issued pursuant to Section 1.4.4 above. Holdings will use its commercially reasonable best efforts to have such registration statements declared effective by the SEC as promptly as reasonably practicable and will maintain the effectiveness of such registration statements until all of the shares covered thereby are eligible for resale pursuant to Rule 144 of the SEC.

3.	Representations and Warranties of Seller and Seller Equityholders. Other than as set forth on the Seller and Selling Equityholder Disclosure Schedule attached hereto as Exhibit D, Seller and Seller Equityholders represent and warrant to Buyer as follows:

3.1	Organization, Qualification and Authority. Seller is a limited liability company validly existing under the laws of the State of California. Seller has all the requisite limited liability company power and authority to carry on the Business as presently conducted and to own and use the properties owned and used by it. True and correct copies of Seller’s governing documents, in each case as amended to date (the “Seller Organizational Documents”), have been made available to Buyer. Seller is qualified to conduct business and is in good standing under the laws of each jurisdiction wherein the nature of the Business or ownership of property requires it to be so qualified, except where the failure to be so qualified would not individually or in the aggregate have a Material Adverse Effect. Schedule 3.1 lists all jurisdictions in which Seller is qualified to do business.

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3.2	Authority and Enforceability. Seller has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Seller and Seller Equityholders and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement is the valid and binding obligation of Seller and Seller Equityholders, enforceable in accordance with its terms.

3.3	Noncontravention. Neither the execution and the delivery of this Agreement or the Ancillary Documents, nor the consummation of the transactions contemplated hereby or thereby will (A) violate or conflict in any way with any law to which Seller is subject or any provision of the Seller Organizational Documents, or result in the creation of any Lien upon any assets of Seller pursuant to the terms of the Seller Organizational Documents, or (B) conflict with, result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, require any notice under, or result in the creation of any Lien upon any assets of Seller pursuant to the terms of any Contract, Lien or other arrangement to which Seller is a party or by which Seller is bound or to which any of Seller’s assets are subject. Except as set forth on Schedule 3.3, Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental authority or any other person in order for the parties to consummate the transactions contemplated by this Agreement and in order that such transactions not constitute a breach or violation of, or result in a right of termination or acceleration or any encumbrance on Seller’s assets pursuant to the provisions of, any Transferred Contract.

3.4	No Subsidiaries. Except as set forth on Schedule 3.4, Seller does not own or hold the right to acquire any stock, membership interest, partnership interest, joint venture interest or other equity ownership interest in any other person.

3.5	Transferred Assets. Seller has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, or licensed any of the Transferred Assets to any other third party. The Transferred Assets do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) damaging or destroying any data or file without the user’s consent. Seller has not and will not take any action and/or make any statements with the intent to negatively affect the value to Buyer of the Transferred Assets or any derivative products made by Buyer therefrom and/or induce, encourage, or permit any third party to do the same.

3.6	Title to Transferred Assets. Seller has good and valid title to, or a valid leasehold interest in, all of the Transferred Assets. All such Transferred Assets (including leasehold interests) are free and clear of Liens (other than Permitted Liens). “Permitted Liens” means any (A) Liens in respect of property or assets imposed by laws such as mechanic’s, materialmen’s, warehousemen’s, landlord’s, laborer’s, workmen’s, repairmen’s, carrier’s, supplier’s and similar Liens, including all statutory Liens, arising or incurred in connection with capital expenditures or otherwise in the ordinary course of business for amounts not yet due and payable, (B) Liens for taxes not yet due and payable or for taxes being contested in good faith and by appropriate proceedings for which adequate reserves have been established, or (C) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the Business or the Transferred Assets.

3.7	Sufficiency of Assets. The Transferred Assets constitute, when utilized by a labor force substantially similar to that employed by Seller in connection with the Business on the date hereof, (a) all of the material assets and properties (personal, tangible and intangible) and rights (other than real property) that are used by Seller in the operation of the Business as it is being conducted immediately prior to Closing. Except as set forth in Schedule 3.7, no employees, officers or independent contractors of Seller or its affiliates own any rights in any assets, tangible or intangible, which are used by the Business.

3.8	Financial Statements; Books and Records.

3.8.1	Seller has made available to Buyer the following financial statements, correct and complete copies of which are set forth on Schedule 3.8.1 (collectively the “Financial Statements”): (A) the audited balance sheets and related statements of operations and members’ equity and statements of cash flows for Seller as of and for each calendar year ended December 31, 2016 and 2017 (with the calendar year ended December 31, 2017 being the “Most Recent Fiscal Year End”); and (B) the reviewed balance sheet and related statement of operations and members’ equity and statement of cash flows for Seller as of and for the eight-month period ended August 31, 2018 (the “Interim Financial Statements”) (with the eight-month period ended August 31, 2018 being the “Most Recent Balance Sheet Date”). The Financial Statements are correct and complete in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), consistently applied throughout the period indicated, and fairly present the financial condition and results of operations and cash flows of Seller as of the respective dates thereof and for the periods referred to therein.

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3.8.2	The books and records of Seller are and have been prepared and maintained in form and substance in accordance with U.S. GAAP to fairly and accurately reflect in all material respects all of the assets and liabilities of Seller and all Contracts and transactions to which Seller is or was a party or by which Seller, its assets or the Businesses are or were affected. Seller maintains such books and records in accordance with sound business practices and a system of internal controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorizations and (B) transactions are recorded as necessary to permit, after the Closing, preparation of the consolidated financial statements of Holdings in accordance with U.S. GAAP as required by the rules of the SEC. The minute book of Seller correctly reflects all material resolutions adopted and all other material actions taken at all meetings or through written consents of the managers and members thereof. All title deeds relating to the assets of Seller, and executed copies of all agreements to which Seller is a party, and the original copies of all other material documents that are related in any manner to the Business (including a copy of every note, lien, charge, mortgage, or other instrument evidencing or creating any Lien over any property of Seller) are in the possession of Seller.

3.8.3	Except as set forth on Schedule 3.8.3, since the Most Recent Fiscal Year End, Seller has not experienced or suffered, and there is no basis to reasonably believe that Seller may experience or suffer, any Material Adverse Effect. Without limiting the generality of the foregoing, since the Most Recent Fiscal Year End, Seller has not has taken any of the following actions (or permitted any of the following events to occur) with respect to the Business:

3.8.3.1	sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the ordinary course of business;

3.8.3.2	accelerated, terminated, modified, canceled or committed any breach of any Contract involving more than $10,000 or otherwise outside the ordinary course of business;

3.8.3.3	canceled, compromised, waived, or released any right or claim (or series of related rights and claims) involving more than $10,000 or outside the ordinary course of business;

3.8.3.4	created or suffered to exist any Lien, other than a Permitted Lien, upon any of its assets, tangible or intangible, outside the ordinary course of business or securing any liability in excess of $10,000;

3.8.3.5	issued, sold, or otherwise disposed of any of its capital stock or equity securities, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion or exercise) any of its equity securities, or any securities convertible or exchangeable into any of its equity securities;

3.8.3.6	except in the ordinary course of business, declared, set aside, or paid any dividend or distribution with respect to its equity securities (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its equity securities;

3.8.3.7	entered into any transaction, arrangement or Contract with, or distributed or transferred any property or other assets to, any officer, manager, member or affiliate of Seller (other than payment of salaries and provision of group plan employee benefits in the ordinary course of business);

3.8.3.8	made or committed to make any capital expenditures or entered into any other material transaction outside the ordinary course of business or involving an expenditure in excess of $10,000;

3.8.3.9	amended or modified in any respect (beyond any amendments and modifications reflected in true and complete copies of such Plans made available to Buyer) any Plan;

3.8.3.10	entered into any employment agreement or collective bargaining agreement or granted any increase in excess of $10,000 in the salary or bonus opportunity of any officer or management level employee of Seller (or increase in excess of $10,000 in the case of any non-management employee) or, other than in the ordinary course of business, paid or committed to pay any bonus to any officer or employee;

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3.8.3.11	changed in any material fashion the manner in which the Business has been conducted, including collection of accounts receivable or payment of accounts payable;

3.8.3.12	changed the accounting principles, methods or practices or any change in the depreciation or amortization policies or rates;

3.8.3.13	changed the relationship with any customer or supplier that could reasonably be expected to result in a Material Adverse Effect; or

3.8.3.14	made any tax election (other than in the ordinary course of business), changed any annual accounting period, adopted or changed any method of accounting, filed any amended tax return, entered into or executed any closing or settlement agreement, surrendered any right to claim a refund, or consented to extend or waive a statute of limitations period applicable to any claim or assessment, in each case, with respect to taxes; or

3.8.3.15	committed (orally or in writing) to any of the foregoing.

3.9	Indebtedness; Undisclosed Liabilities.

3.9.1	Schedule 3.9.1 contains a true and complete list of (A) all agreements relating to indebtedness to which Seller is a party or guarantor that relate to the Business, and (B) in each case, the amounts outstanding in respect of such indebtedness as of the Most Recent Balance Sheet Date.

3.9.2	Seller does not have any liability (and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against Seller giving rise to any liability) except for: (A) liabilities set forth on the Financial Statements; (B) liabilities in an amount less than $10,000 which have arisen after the Most Recent Fiscal Year End in the ordinary course of business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of law or arose out of any charges, complaints, actions, suits, proceedings, hearings, investigations, claims and demands (each, a “Claim”); and (C) liabilities otherwise expressly disclosed in this Agreement or the schedules attached hereto.

3.9.3	Seller has no off-balance sheet liabilities.

3.10	Absence of Certain Changes, Events and Conditions. Since the Most Recent Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been any:

3.10.1	event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

3.10.2	material change in any method of accounting or accounting practice for the Business, except as required by U.S. GAAP or as disclosed in the notes to the Financial Statements;

3.10.3	entry into any Contract that would constitute a material Contract;

3.10.4	incurrence, assumption or guarantee of any indebtedness for borrowed money in connection with the Business except unsecured current obligations and liabilities incurred in the ordinary course of business consistent with past practice;

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3.10.5	transfer, assignment, sale or other disposition of any of the Transferred Assets shown or reflected in the such balance sheet, except for the sale of inventory in the ordinary course of business;

3.10.6	cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Transferred Assets;

3.10.7	transfer or assignment of or grant of any license or sublicense under or with respect to any Seller IP or Intellectual Property Agreements (as defined below) (except non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice);

3.10.8	abandonment or lapse of or failure to maintain in full force and effect any material intellectual property registration, or failure to take or maintain reasonable measures to protect the confidentiality or value of any material trade secrets included in Seller IP;

3.10.9	material damage, destruction or loss, or any material interruption in use, of any Transferred Assets, whether or not covered by insurance;

3.10.10	acceleration, termination, material modification to or cancellation of any Transferred Contract or Permit;

3.10.11	material capital expenditures which would constitute an Assumed Liability;

3.10.12	imposition of any Lien upon any of the Transferred Assets;

3.10.13	(A) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any current or former employees, officers, directors, independent contractors or consultants of the Business, other than as provided for in any written agreements or required by applicable law, (B) change in the terms of employment for any employee of the Business or any termination of any employees for which the aggregate costs and expenses exceed $10,000, or (C) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, consultant or independent contractor of the Business;

3.10.14	hiring or promoting any person as or to (as the case may be) an officer or hiring or promoting any employee below officer except to fill a vacancy in the ordinary course of business;

3.10.15	adoption, modification or termination of any: (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant of the Business, (ii) Benefit Plan, or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

3.10.16	any loan to (or forgiveness of any loan to), or entry into any other transaction with, any current or former directors, officers or employees of the Business;

3.10.17	adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law;

3.10.18	purchase, lease or other acquisition of the right to own, use or lease any property or assets in connection with the Business for an amount in excess of $10,000, individually (in the case of a lease, per annum) or $10,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice; or

3.10.19	any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

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3.11	Tax Matters.

3.11.1	For purposes of this Agreement, “tax” means any U.S. federal, state, local or foreign income, gross receipts, business and occupancy, license, payroll, employment, escheat, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under § 59A of the Code), duties including customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, deficiency or addition thereto, whether disputed or not.

3.11.2	Seller has (A) timely filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects; and (B) timely paid all taxes required to be paid (whether or not shown on any such Tax Return). “Tax Return” means any return, declaration, form, report, claim informational return (including all Forms 1099) or statement required to be filed with any governmental authority with respect to taxes, including any schedule or attachment thereto or amendment thereof.

3.11.3	Seller has duly and timely collected and remitted all sales, use, excise or similar taxes related to or attributable to the Business and the Transferred Assets in accordance with law, and Seller has no liability for the taxes of any third person with respect to the Transferred Assets, as a transferee or successor, by contract or otherwise.

3.11.4	Seller has timely withheld and paid over to the appropriate taxing authority all taxes which they are required to withhold from amounts paid or owing to any employee, creditor, stockholder or other holder of securities, or other third party, and Seller has complied with all material information (including IRS Form 1099) and backup withholding requirements, including maintenance of required records with respect thereto.

3.11.5	Seller has not filed for an extension of time within which to file any Tax Returns which extension is currently in effect. Seller has not executed any outstanding waiver of any statute of limitations for, or extension of, the period for the assessment or collection of any tax, in each case, which period has not yet expired.

3.11.6	No material deficiencies for any taxes have been assessed in writing against Seller with respect to the Transferred Assets, the Business or the conduct of the Business. No claims have been asserted in writing with respect to any taxes relating to the Transferred Assets, the Business or the conduct of the Business, and to the knowledge of Seller, no such claim has been threatened or asserted. There are no pending or threatened audits for taxes of Seller, or that relate to the Business or the Transferred Assets.

3.11.7	There is no Lien for taxes upon or related to any of the Transferred Assets or the Business and, to the knowledge of Seller, no taxing authority is in the process of imposing, or has threatened to impose, any Lien for taxes on any of the Transferred Assets or the Business, in each case, other than Liens for taxes not yet due and payable.

3.11.8	Seller is not a party to, bound by nor has any obligation under, any Tax Sharing Agreement with respect to the Transferred Assets or the Business (except for customary agreements entered into in the ordinary course of business) or any closing or similar agreement, tax abatement or similar agreement or any other agreements with any taxing authority with respect to any period for which the statute of limitations has not expired. “Tax Sharing Agreement” means any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or arrangement, whether written or unwritten (including any such agreement, contract or arrangement included in any purchase or sale agreement, merger agreement, joint venture agreement or other document) or any Contract relating or attributable to taxes with any taxing authority.

3.11.9	No material reassessments (for property, ad valorem or other tax purposes) of any of the Transferred Assets have been proposed in writing by a taxing authority.

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3.11.10	No Transferred Asset is an equity interest (or option or other similar right to acquire an equity interest) in any person.

3.11.11	Seller is, and at all times during its existence has properly been treated as, a partnership for income tax purposes.

3.11.12	There are no material security interests on any Transferred Asset that arose in connection with any failure (or alleged failure) of Seller to pay any taxes.

3.12	Intellectual Property.

3.12.1	Seller IP and Seller IP Rights. Seller exclusively owns, or has the valid right or license to exploit (in the manner exploited by Seller), all Seller IP and Seller IP Rights. Seller IP and Seller IP Rights are free and clear of any lien, pledge, charge, mortgage, security interest, or other encumbrance or restriction of any nature.

3.12.2	Intellectual Property Registrations. All registrations and applications made by or on behalf of Seller in any jurisdiction for any patents, copyrights, mask works, trademarks, service marks, design rights, domain names and any other Seller IP (collectively, “Seller IP Registrations”) are set forth on Schedule 3.12.2. All of Seller IP Registrations are valid, enforceable and subsisting. There are no actions that must be taken by Seller or Buyer within 120 days after the date hereof for the purpose of obtaining, maintaining, perfecting, preserving or renewing any Seller IP Registration. Schedule 3.12.2 also lists all unregistered trademarks included in Seller IP, all proprietary software included in Seller IP and all other Seller IP that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted.

3.12.3	Intellectual Property Agreement. Schedule 3.12.3 contains a correct, current and complete list of all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral, relating to any Seller IP that is used or held for use in the conduct of the Business as currently conducted or proposed to be conducted to which Seller is a party, beneficiary or otherwise bound, specifying for each the date, title and parties thereto (collectively, “Intellectual Property Agreements”). Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Intellectual Property Agreement.

3.12.4	No Infringement.

3.12.4.1	The exploitation of Seller IP and Seller IP Rights does not conflict with, infringe, violate or interfere with or misappropriate any right (including any intellectual property right), title or interest of any person.

3.12.4.2	There is no pending or, to the knowledge of Seller, threatened Claim that any Seller IP Registrations are or Seller IP is invalid or contesting the ownership or right of Seller to exploit any of Seller IP, nor is there any basis for any such Claim.

3.12.4.3	Seller has not received any notice or claim (whether written or oral) regarding any offer to license or any infringement, misappropriation, violation, misuse, abuse or other interference of or with any third party intellectual property right by Seller or claiming that any other person has any such claim.

3.12.4.4	There is and has been no unauthorized use, unauthorized disclosure, infringement, violation or misappropriation of any Seller IP by any person. Seller has not received any notice (whether written or oral) and has no knowledge that any person is infringing, violating or misappropriating any Seller IP or otherwise making any unauthorized use or disclosure of any Seller IP.

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3.12.5	Agreements with Employees and Contractors. Each current or former director, officer, employee, consultant and contractor of Seller who has been involved in, or who contributed to, the creation or development of any Seller IP has executed and delivered to Seller, as applicable, a valid and enforceable assignment of all rights, title and interests that such person may have or may hereafter acquire in or to such Seller IP, and Seller has provided copies of all such assignments and agreements to Buyer. No current or former director, officer, employee, consultant or contractor of Seller has any right, license, claim, or interest whatsoever in or with respect to any of Seller IP.

3.12.6	Reciprocal Licenses. Except for the software listed on Schedule 3.12.6, and their respective dependencies, no other software distributed in connection with the Business (including Company software under development) is, in whole or in part, governed by a Reciprocal License. Seller has not distributed or published to any third party any software or software used in any Seller product or service (including software under development) that is governed by a Reciprocal License. Seller has not incorporated into any Seller product or service any software, including any code, modules, utilities, or libraries that are covered in whole or in part by a license that triggers the discontinuance of some or all license rights if certain patent enforcement suits are brought by Seller. Notwithstanding the foregoing exceptions, none of the software that has been used or modified by Seller for carrying out the Business to date, requires, as a condition to such use or modification, or as a condition to transfer thereof to Buyer, its affiliates, or its successors or assigns for such similar use or modification, that any of Seller’s original software or modifications to third party software be (a) disclosed or distributed in source code form; (b) licensed for the purpose of making derivative works; or (c) redistributable at no charge. “Reciprocal License” means any license that requires as a condition of use, modification and/or distribution of software subject to the Reciprocal License, that other software combined and/or distributed with such software be: (A) disclosed or distributed in source code form; (B) licensed for the purpose of making derivative works; or (C) redistributable at no charge. Without limiting the generality of the foregoing, any version of the GNU General Public License, Lesser/Library GPL, Affero GPL, Mozilla Public License and Common Public License will each be considered a Reciprocal License.

3.12.7	Information Technology Systems. Seller has implemented commercially reasonable, sufficient and adequate backup and disaster recovery arrangements with respect to the IT Systems. The IT Systems are adequate and suitable for purposes of the Business. “IT Systems” means Seller’s network servers (including external and internal facing), network equipment and circuits and related hardware, owned, leased, used or held for use by Seller.

3.12.8	No Viruses. No software that is part of the Seller IP contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed without the user’s consent; or (B) damaging or destroying any data or file without the user’s consent.

3.12.9	Data Privacy. Seller, is and has been, conducting the Business in compliance in all material respects with all Privacy Laws applicable to it in the United States, the Business and any contractual obligations governing its collection, use, disclosure, processing, retention, transfer and destruction (collectively “Collection and Use”) of all personal information. Seller has (A) complied in all material respects with all Privacy Laws relating to the Collection and Use of personal information in the United States; and (B) taken commercially reasonable efforts consistent with current industry standards designed to ensure that all personal information in its possession is protected against loss, damage, and unauthorized access, use, modification, or other misuse. No Person has made any written claim or commenced any claim or action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personal information by Seller, or by or any of Seller’s employees or contractors, and, to Seller’s knowledge, there is no reasonable basis for any such claim or action. To Seller’s knowledge, the execution, delivery and performance by Seller of this Agreement, the Ancillary Documents and the consummation by Seller of the transactions contemplated by this Agreement complies with all Privacy Laws and Contracts relating to the Collection and Use and transfer of personal information in the United States. “Privacy Laws” means all laws and regulations relating to privacy and the collection, use, transfer and disclosure of personal information.

3.13	Contracts. Schedule 3.13 sets forth a complete and accurate list of the Contracts including:

3.13.1	all agreements with clients or customers of Seller;

3.13.2	all license agreements (other than those listed pursuant to Section 3.13.1) under which Seller is either a licensee or licensor or under which Seller is required to pay any royalty;

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3.13.3	all orders, agreements and commitments for the purchase of materials or supplies or the receipt of services with respect to the Business that involve an expenditure by Seller of more than $10,000 for any one commitment or two or more related commitment

3.13.4	any arrangement (or group of related arrangements) for the lease of personal property from or to third parties with annual payments exceeding $10,000 or with a term exceeding one year;

3.13.5	any arrangement concerning a partnership, distributorship, agency, marketing agreement or joint venture;

3.13.6	any arrangement (or group of related arrangements) under which Seller has (A) created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness or (B) imposed (or may impose) a Lien on any of such entity’s assets, tangible or intangible;

3.13.7	all Contracts under which the work by Seller is not yet complete or was completed within the past two years, or under which Seller otherwise has on-going material obligations;

3.13.8	any arrangement concerning confidentiality or any arrangement concerning non-competition, non-disclosure, waiver or non-solicitation;

3.13.9	any arrangement with Seller’s affiliates;

3.13.10	any collective bargaining agreement, labor contract, or other agreement or understanding with any labor organization or labor union;

3.13.11	any Contract with any officer, individual employee, consultant, independent contractor or other person that (A) describes any terms or conditions of employment or engagement of such person including, but not limited to, any employment agreement, retention agreement, severance agreement, compensation agreement, change of control agreement, consulting agreement, and independent contractor agreement, (B) imposes upon any officer, individual employee, consultant, independent contractor or other person any obligation with respect to the assignment of inventions or the nondisclosure or confidentiality of proprietary or confidential information or trade secrets, or (C) restricts the activities of any officer, individual employee, consultant, independent contractor or other person during or after his or her employment or engagement by Seller, including any agreement that restricts any such person’s ability to compete with any person, provide services to any person, solicit any person’s employees, or solicit any person’s actual or prospective customers, suppliers, or vendors;

3.13.12	any guarantee of any obligation for borrowed money or otherwise, other than endorsements made for collection in the ordinary course of business, or any agreement or commitment with respect to the lending or investing of funds to or in other persons;

3.13.13	any Contract or group of related Contracts with the same party (or group of related parties) for or relating to the purchase or sale of products or services, either (A) which is not terminable by Seller on 60 days or less notice or (B) under which the undelivered balance of products and services has a selling price in excess of $10,000;

3.13.14	any other Contract or group of related Contracts with the same party either (A) requiring payments after the date hereof to or by Seller of more than $10,000 or (B) not terminable by Seller on 60 days or less notice;

3.13.15	any agreement with any employee, the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction of the nature contemplated by this Agreement or any Ancillary Document involving Seller;

3.13.16	any agreement or plan the benefits of which will be increased or accelerated by the occurrence of the transactions contemplated by this Agreement or any Ancillary Document;

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3.13.17	any arrangement to which Seller is a party which is capable of being terminated by the other party upon the occurrence of a transaction of the nature contemplated by this Agreement or any Ancillary Document;

3.13.18	any Contract that is a Contract for hire or rent, hire purchase or purchase by way of credit sale or periodical payment;

3.13.19	any Contract that involves payment by any party to it of amounts determined by reference to fluctuations in any retail prices or other index or in the rate of exchange for any currency;

3.13.20	any Contract that cannot readily be fulfilled or performed by Seller on time without penalty without excessive or unusual expenditure of money, effort or personnel; and

3.13.21	any Contract that is of a loss-making nature (that is, likely to result in a loss to Seller) on completion of performance ascertained by reference to gross margin (being sales less attributable labor, materials and overheads in accordance with U.S. GAAP).

Seller has made available to Buyer a correct and complete copy of each written Contract (including all amendments thereto) listed in Schedule 3.13. With respect to each written Contract so listed: (A) the Contract is legal, valid, binding, and enforceable against each party thereto (except to the extent limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general equitable principles), and in full force and effect; (B) neither Seller nor, to the knowledge of Seller, any other party to the Contract, is in material breach or default (including, with respect to any express or implied warranty), and no event has occurred that with notice or lapse of time or both would constitute a material breach or default or permit termination, modification, or acceleration, under the written Contract, except for any breaches, defaults, terminations, modifications or accelerations which have been cured or waived; and (C) no party has repudiated any provision of any such Contract. Schedule 3.13 sets forth a description of all of the material terms of each oral Contract which, if reduced to written form, would be required to be listed in this Schedule 3.13 under the terms of this Section 3.13. Correct and complete copies of the general forms of purchase or (for goods and services) sale used by Seller in the Business have been made available to Buyer, along with a description of any variances therefrom or modifications thereto. Schedule 3.13 also sets forth the full amount of payments to Seller through the date hereof with respect to products not yet completed and delivered.

3.14	Litigation. Schedule 3.14 sets forth each instance in which Seller: (A) is (or within the past three years has been) subject to any unsatisfied judgment, order, decree, stipulation, injunction or charge; or (B) is (or within the past three years has been) a party to or, to the knowledge of Seller, is threatened to be made a party to, any Claim of or in any governmental authority. None of the Claims set forth in Schedule 3.14 could reasonably be expected to result in any Material Adverse Effect. Except as set forth on Schedule 3.14, there exists no basis on which any charge, compliant, action, suit, proceeding, hearing, or other investigation may be brought or threatened against Seller, the results of which could be reasonably expected to have a Material Adverse Effect.

3.15	Employees; Employment Matters.

3.15.1	Seller is not party to or bound by any collective bargaining agreement, labor contract, or other oral or written agreement or understanding with a labor organization or labor union, and Seller has not experienced or been threatened with any strikes, slow downs, grievances, other collective bargaining disputes. Seller has no knowledge of any organizational effort which has been made or threatened in the past three years or which is presently being made or threatened by or on behalf of any labor union with respect to employees of Seller.

3.15.2	All persons employed by Seller are employees at will or otherwise employed such that Seller may lawfully terminate their employment at any time, with or without cause, without creating any Claim against Seller or otherwise giving rise to any liability of Seller including, but not limited to, any liability for wrongful discharge, breach of contract or tort.

3.15.3	Each person whom Seller currently retained as a consultant or previously retained as a consultant qualifies, or at all times while performing services for Seller qualified, as an independent contractor and not as an employee of Seller under the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will cause Seller to be in breach of any agreement with any employee, contractor or consultant or cause Seller to be liable to pay any severance or other amount to any employee, contractor or consultant of Seller.

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3.16	Employee Benefit Plans.

3.16.1	Neither Seller nor any ERISA Affiliate maintains, contributes to, or has any liability with respect to any past or present Plans;

3.16.2	The consummation of the transaction contemplated by this Agreement, whether considered alone or in combination with other occurrences or events, will not result in any funding, benefit payment, vesting or other benefit acceleration rights or obligations (including any “excess parachute payment” within the meaning of Code Section 280G) under any Plans or under any employment or similar agreements.

3.17	Licenses, Permits and Approvals. Schedule 3.17 lists as it relates to the Business all material permits, licenses, franchises or authorizations from any governmental authority (collectively, the “Permits”). The Permits listed on Schedule 3.17 constitute all the Permits that are necessary to operate the Business as it is being operated as of the date hereof and to own and use the Transferred Assets in compliance in all material respects with all laws applicable to such operation, ownership and use. All material Permits of the Business are validly held, are in full force and effect and are not subject to any administrative or judicial periods of appeal. Except as set forth Schedule 3.17, no material Permits will be subject to suspension, modification, revocation, cancellation, termination or nonrenewal as a result of the execution, delivery or performance of this Agreement or any Ancillary Document or the consummation of the transactions contemplated by this Agreement. Seller is in compliance in all material respects and during the past year has complied in all material respects with all of the terms and requirements of the material Permits.

3.18	Unlawful Payments. No payments of either cash or other consideration have been made to any person by Seller or on behalf of Seller by any agent, employee, officer, director or stockholder of Seller or any other person, that were unlawful under the laws of the United States or any state or any other foreign or municipal government authority having jurisdiction over Seller.

3.19	Compliance with Laws. Seller is in material compliance with all laws, including environmental laws and laws relating to labor and employment, and no notice or Claim has been received by Seller, or filed, commenced or threatened against Seller alleging any such violation.

3.20	Suppliers and Customers. Schedule 3.20 sets forth a list of the ten largest customers and the ten largest suppliers of Seller in connection with the Business, as measured by the dollar amount of purchases therefrom or thereby, during each of the past three fiscal years, showing the approximate total sales by Seller to each such customer and the approximate total purchases by Seller from each such supplier, during such periods. Except as disclosed on Schedule 3.20, (A) no customer or supplier listed on Schedule 3.20 has terminated or substantially diminished its relationship with Seller or materially adversely changed the pricing or other terms of a substantial portion of its business with Seller in the Business, (B) no customer or supplier listed on Schedule 3.20 has notified Seller in writing that it intends to terminate or substantially diminish its relationship with Seller or materially adversely change the pricing or other terms of a substantial portion of its business with Seller, (C) to the knowledge of Seller, there has not been any material adverse change in the relationship between Seller and any customer or supplier listed on Schedule 3.20, or (D) no Contract with any customer or supplier listed on Schedule 3.20 has been expired without being renewed for a period of at least one year on substantially similar terms.

3.21	Brokers’ Fees. Except as set forth on Schedule 3.21, Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.22	Potential Conflicts of Interest. Except as set forth in Schedule 3.22, no Seller Equityholder nor any manager, officer or director of Seller: (A) owns, directly or indirectly, any interest in or is an officer, director, manager, employee or consultant of any person which is a competitor, lessor, lessee, customer or supplier of Seller; (B) owns, directly or indirectly, in whole or in part, any interest in Seller IP; (C) has any loan outstanding to or cause of action or other claim whatsoever against Seller, except for claims in the ordinary course of business for accrued salary, bonus, reimbursement of reasonable expenses, vacation pay, and benefits under Plans; or (D) has made, on behalf of Seller, any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any corporation or other person of which any officer of Seller or relative of any of the foregoing, is a partner or equity holder.

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3.23	Solvency. Seller is on the date hereof, and immediately prior to the date hereof will be, Solvent. “Solvent” means, in respect of an entity, that (A) the fair value of its property is in excess of the total amount of its debts and (B) it is able to pay its debts as they mature.

3.24	Restrictions on Business Activities. Except as set forth in Schedule 3.24, there is no judgment, injunction, order, decree, proceeding to which Seller is a party or, to the knowledge of Seller, by which Seller or its assets are or may be bound, which prohibits or impairs the conduct of the Business as it is currently conducted, nor, to the knowledge of Seller, is there any Claim pending or threatened with respect thereto.

3.25	Receipt of Buyer Information. Seller and each Seller Equityholder is an informed and sophisticated purchaser, possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Holding Common Stock. Seller and its officers and directors and each Seller Equityholder have had an opportunity to discuss Buyer’s business, management, financial affairs with Buyer’s management. Seller and each Seller Equityholder acknowledges that it has received all information that is has requested relating to Buyer’s business, it has carefully considered and reviewed all such information and it has undertaken all such investigations as it deems necessary or appropriate to enable it to make an informed decision with regard to this Agreement, all related agreements and the transactions contemplated hereby and thereby, including the acquisition of the Holding Common Stock.

3.26	Restricted Securities and Legends. Seller understands that the shares of Holding Common Stock are “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, Seller and its successors must hold the Shares indefinitely unless they are registered with the SEC (as contemplated in Section 2.3) and qualified by state authorities or an exemption from such registration and qualification requirements is available. Seller is acquiring the Shares for its own account and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities laws. Seller acknowledges that Buyer has no obligation to cause Holdings to register or qualify the Holding Common Stock. Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Holding Common Stock, and on requirements relating to Seller which are outside of Buyer’s control, and which Buyer is under no obligation and may not be able to satisfy (or cause Holdings to satisfy same). Seller understands that that the Shares may bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE Issuer THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

4.	Representations and Warranties of Buyer. Other than as set forth on the Buyer Disclosure Schedule attached hereto as Exhibit E, Buyer represents and warrants to Seller and Seller Equityholders as follows:

4.1	Organization, Qualification and Authority. Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware. Holdings is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each of Buyer and Holdings has all requisite corporate power and authority to enter into the transactions contemplated herein, and will be duly qualified or licensed to do business as a foreign entity and in good standing in the State of California by Closing. True and correct copies of each of Buyer’s and Holdings’ organizational documents, in each case as amended to date, have been provided to Seller.

4.2	Authorization of Transaction. The execution, delivery and performance of this Agreement and the Ancillary Documents by Buyer and Holdings, as applicable, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action, and no other proceeding on Buyer’s or the Holdings’ part is necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Documents. This Agreement and each of the Ancillary Documents, as applicable, to which either of Buyer and/or Holdings is a party has been duly executed and delivered by Buyer and/or Holdings, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto or thereto, constitutes a legal, valid and binding obligation of Buyer and/or Holdings, enforceable against Buyer and/or Holdings, as applicable, in accordance with its terms, except to the extent limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general equitable principles.

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4.3	Valid Issuance of Shares. The shares of Holdings Common Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by Seller. Based in part on the accuracy of the representations of Seller in Section 3 and subject to applicable filings pursuant to the Securities Act, and applicable state securities laws, the offer, sale and issuance of the Holdings Common Stock to be issued pursuant to and in conformity with the terms of this Agreement, will be issued in compliance with all applicable federal and state securities laws.

4.4	Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (A) violate or conflict in any way with any law, (B) violate or conflict in any way with any judgment, order, decree, stipulation, injunction, charge or other restriction of any governmental authority to which either of Buyer or Holdings is subject or any provision of their organizational documents, or (C) conflict with, result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any contract, agreement, lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money, instrument of indebtedness, security interest or other arrangement to which either of Buyer or Holdings is a party or by which either of them is bound or to which any of their respective assets are subject, except where such violations, conflicts, breaches, defaults or other events would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby. Except as disclosed on Schedule 4.4, neither of Buyer nor Holdings is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental authority or any other person in order for the parties to consummate the transactions contemplated by this Agreement and in order that such transactions will not constitute a breach or violation of, or result in a right of termination or acceleration or any encumbrance on any of Buyer’s or Holdings’ assets pursuant to the provisions of, any agreement, arrangement or understanding or any license, franchise or permit.

4.5	Sufficiency of Funds. At the Closing, Buyer will have sufficient cash on hand or other sources of financing in order to consummate the transactions contemplated by the Agreement and to fulfill its obligations hereunder including payment to Seller of the Cash Payment at the Closing. There are no circumstances that could reasonably be expected to have the effect of preventing or delaying Buyer’s ability to make any payments when due pursuant to this Agreement.

4.6	Capitalization. As of July 15, 2018, there were 57,475,022 shares of Holdings Common Stock outstanding. There are no circumstances that could reasonably be expected to have the effect of preventing or delaying Buyer’s ability to cause Holdings to issue the Holdings Common Stock a described under Sections 1.4.2 and 1.4.4.

4.7	Brokers’ Fees. Neither of Buyer or Holdings has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, nor is there any basis for any such fee, commission or payment to be claimed by any person against either of Buyer or Holdings.

4.8	Compliance with Laws. Buyer is in material compliance with all laws, including environmental laws and laws relating to labor and employment, and no notice or Claim has been received by Buyer, or filed, commenced or threatened against Buyer alleging any such violation.

4.9	Solvency. Buyer is on the date hereof, and immediately prior to the date hereof will be, Solvent.

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5.	Survival, Indemnification and Holdback.

5.1	Survival. The representations and warranties of Seller and Seller Equityholders contained in this Agreement will not be deemed waived, modified or otherwise affected by any investigation made or any knowledge acquired with respect thereto and will survive the Closing for a period of 36 months after the Closing; provided, however, that (a) any indemnification claim based on fraud will survive the Closing indefinitely; (b) any indemnification claim based on Section 3.1, Section 3.2, Section 3.3, Section 3.6, Section 3.11, Section 3.14, Section 3.21, Section 4.1, Section 4.2, Section 4.4, and Section 4.7 will survive the Closing until the expiration of the statute of limitations applicable to such matters. The applicable survival period pursuant to this Section 5.1 is referred to as the “Survival Period.” Notwithstanding any other provision in this Agreement, the parties hereto acknowledge that the survival periods set forth in this Section 5.1 and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms’ length negotiations among the parties and it is the intention of the parties hereto that the foregoing survival periods and expiration dates supersede any statute of limitations applicable to such representations and warranties. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable Survival Period will not thereafter be barred by the expiration of the relevant representation or warranty and such claims will survive until finally resolved. Covenants which by their terms are to be performed by any of the parties following Closing (collectively, the “Surviving Covenants”) will survive the Closing Date indefinitely or for the period explicitly specified therein. Any claim indemnified under this Section 5 is an “Indemnification Claim.”

5.2	Indemnification by Seller Equityholders. Subject to the limitations set forth in this Section 5, Seller and Seller Equityholders will jointly indemnify and hold Buyer and its officers, directors, employees, agents and affiliates (each, “Buyer Indemnified Party” and collectively, “Buyer Indemnified Parties”) harmless from and against, and will reimburse Buyer Indemnified Parties for any and all Losses (defined below) arising out of:

5.2.1	any Breach (defined below) of any representation or warranty made by or on behalf of Seller or Seller Equityholders in this Agreement;

5.2.2	any Breach by Seller or Seller Equityholders of any Surviving Covenant or other obligation in this Agreement;

5.2.3	the assertion against any of Buyer, Holdings or any of their affiliates of any Excluded Liability, including any Excluded Liability asserted against or imposed on Buyer as a result of transferee, successor or similar liability, operation of law or otherwise;

5.2.4	any fraud by Seller or any Seller Equityholder; or

5.2.5	specifically, without limiting any of the forgoing terms in 5.2.1-5.2.4, Seller’s failure to deliver a newly executed intellectual property license agreement to replace the UCSD License, assignable to Buyer to Buyer’s reasonable satisfaction, or to otherwise provide acquisition, amendment, termination or effective transfer thereof to Buyer’s reasonable satisfaction, within sixty (60) days after the Closing Date, and any and all claims of any kind asserted against any of the Buyer Indemnified Parties as a result of such failure to deliver.

As used in this Agreement, “Losses” will mean: all damages, debts, liabilities, obligations, judgments, orders, settlement payments, awards, writs, injunctions, decrees, fines, penalties, taxes, costs and expenses (including reasonable legal and accounting fees and expenses), arising from any Third Party Claim (defined below); and with respect to any other claim arising under or related to this Agreement, all damages of the type recognizable under Delaware law (including reasonable incidental legal and accounting fees and expenses) for a claim for breach of contract.

As used in this Agreement, a “Breach” of a representation, warranty, certification, covenant, obligation or other provision of this Agreement will be deemed to have occurred, or a representation, warranty, certification, covenant, obligation or other provision of this Agreement will have been “Breached,” if there is or has been any material inaccuracy in or breach of, or any material failure to perform or comply (in whole or in part) with, such representation, warranty, certification, covenant, obligation or other provision, or any assertion made in connection with a third party claim that, if true, would constitute any such inaccuracy, breach or failure to perform or comply.

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5.3	Indemnification by Buyer. Subject to the limitations set forth in this Section 5, Buyer will indemnify and hold harmless Seller Equityholders and their respective agents and affiliates (“Seller Indemnified Parties”) harmless from and against, and will reimburse Seller Indemnified Parties for, any and all Losses, as incurred, arising out of:

5.3.1	any Breach of any representation or warranty made by Buyer in this Agreement;

5.3.2	any Breach by Buyer of any Surviving Covenant or other obligation in this Agreement;

5.3.3	the assertion against Seller or any Seller Equityholder of any Assumed Liability; or

5.3.4	fraud by Buyer.

5.4	Limitations.

5.4.1	Except for Losses based on Fraud, the aggregate liability of Seller to all Buyer Indemnified Parties will be limited to an amount equal to the total Purchase Price. Except for Losses based on fraud, the aggregate liability of each Seller Equityholder for Indemnification Claims will be limited to an amount equal to the total payments received or to be received by such equityholder pursuant to Section 1.4 upon distribution by the Seller.

5.4.2	Except for Losses based on Fraud, the aggregate liability of Buyer to all Seller Indemnified Parties will be limited to an amount equal to the total Purchase Price.

5.4.3	Notwithstanding anything to the contrary in this Agreement, there will be no limit on liability for indemnification or otherwise with respect to fraud .

5.4.4	Any person against whom an Indemnification Claim is asserted (either Buyer or Seller Equityholders, an “Indemnifying Party”) will not be obligated to indemnify and hold harmless any person claiming indemnification under this Section 5 (an “Indemnified Party”) after the expiration of any applicable Survival Period; provided, however, that, notwithstanding anything to the contrary herein, the Indemnifying Party will be obligated to indemnify and hold harmless an Indemnified Party after an applicable survival period if a Claim Notice with respect to such Indemnification Claim will have been given by the Indemnified Party prior to the expiration of the applicable Survival Period.

5.4.5	An Indemnifying Party will not have any Liability under Section 5, unless the aggregate amount of Losses incurred by the Indemnified Party and indemnifiable hereunder exceeds $25,000 (the “Basket”) and, in such event, the Indemnifying Party will be liable (subject to the limitations set forth herein) for the entire amount of all such Losses.

5.4.6	For purposes of determining the amount of any Losses under this Section 5, all qualifications and limitations as to materiality and words of similar import set forth in this Agreement will be disregarded. For clarity, such qualifications and limitations will be considered in determining whether or not there has been a breach of any representation or warranty set forth herein.

5.4.7	The amount of any Losses for which indemnification is sought pursuant to this Section 5 will be reduced by (A) the amount of any third party insurance proceeds actually recovered by any Indemnified Party from any third party insurance carrier, net of any increase in insurance premiums or other costs, including deductibles, incurred in connection with recovering such insurance proceeds; and (B) the amount of any indemnity or contribution actually recovered by any Indemnified Party from any third party, net any costs incurred in connection with recovering any such amounts; provided, however, that the foregoing in no way obligates any Indemnified Party to purchase or maintain any third party insurance policy. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Loss will be determined without duplication of such Loss for which an indemnification claim has already been made under any other representation, warranty, covenant or agreement. An Indemnified Party will be obligated to take all commercially reasonable steps to mitigate any Loss for which indemnification is sought hereunder upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

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5.4.8	Any Losses for Indemnification Claims owed by Seller and/or Seller Equityholders to any Buyer Indemnified Parties shall first be deducted from any outstanding balance of the Purchase Price yet to be paid pursuant to Section 1.4. and then from Seller and/or Seller Equityholders for any portion of Losses that remain outstanding.

5.4.9	For the avoidance of doubt, any payment made in accordance with this Section 5 will be treated for tax purposes as an adjustment to the consideration paid by Buyer under this Agreement.

5.4.10	For the avoidance of doubt, the Indemnifying Part is not otherwise in breach of this Agreement as long as the Indemnifying Party is fulfilling its obligations to indemnify the Indemnified Party pursuant to this Agreement.

5.5	Procedure for Indemnification.

5.5.1	Within a reasonable period of time after the incurrence of any Loss by an Indemnified Party, such person will give written notice (a “Claim Notice”) of any Indemnification Claim to the Indemnifying Party. If an Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (any such Claim, a “Third Party Claim”), an Indemnified Party will deliver a Claim Notice within 60 days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party within such time period will not relieve the Indemnifying Party of any obligation or liability to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that its ability to resolve such Indemnification Claim is materially and adversely affected thereby.

5.5.2	The Indemnifying Party may contest the Indemnification Claim in a writing describing in reasonable detail the basis for contesting such Indemnification Claim, and delivered to the applicable Indemnified Party within 30 days after receipt of a Claim Notice. Unless a Claim Notice is disputed pursuant to the immediately preceding sentence, the Indemnified Party will deliver an Indemnification Claim to the Indemnifying Party, including the amount of Losses related to such Indemnification Claim. Disputed Indemnification Claims will be resolved either (A) in a written agreement executed by Buyer and Selling Equityholders or (B) by the final decision of a court or other trier of fact.

5.5.3	The Indemnified Party will have the right to control the defense and handling of any Third Party Claim, provided, however, that the Indemnifying Party will, at the request of the Indemnified Party, participate in any such defense or handling, and provided further that the Indemnified Party will not effect any settlement or compromise of any Third Party Claim without the consent of the Indemnifying Party, which consent will not be unreasonably conditioned, withheld or delayed, except that the Indemnifying Party’s consent will not be required for any such settlement or compromise that (A) does not involve a finding or admission of wrongdoing, (B) includes an unconditional written release by the claimant or plaintiff of the Indemnifying Party from all liability in respect of such Third Party Claim, (C) does not impose equitable remedies or any obligation on the Indemnifying Party other than solely the payment of money damages or (D) results in liability in excess of the limits set forth in Section 5.4.

5.6	Mixed Responsibility. If a Third Party Claim presents an issue of mixed responsibility among the parties, or a circumstance as to which each of them may be required hereunder to indemnify the other in part, each of the parties shall be entitled to assume and control the defense of such portion of such Third Party Claim for which it will bear responsibility at its expense and through counsel of its choice. Each party shall cooperate with the other in such defense and make available to the other party, at the other party’s expense, all witnesses, pertinent records, materials and information in such party’s possession or under such party’s control relating thereto as are reasonably required by the other party. No such Third Party Claim may be settled by either party without the prior written consent of the other party, which shall not be unreasonably withheld.

5.7	Holdback Distribution. Within ten (10) days after satisfactory delivery to Buyer of the item(s) in Section 2.2.1.1, Buyer shall distribute the Holdback Amount to Seller, unless Buyer has provided a Claim Notice to Seller. The Holdback Amount shall in no way limit Buyer’s recovery for losses of Indemnification Claims. If Seller is unable to deliver the item(s) in Section 2.2.1.1 to Buyer, Buyer shall retain the Holdback Amount for thirty-six (36) months from the Closing Date before distributing the Holdback Amount to Seller, provided that no Third Party Claims are unresolved against the Buyer, for which Buyer is entitled to seek indemnification from Seller under this Section 5.

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6.	Additional Agreements and Covenants

6.1	General.

6.1.1	At any time and from time to time after the Closing Date, each party will, at the reasonable request of the other party and at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification with respect to such matter under Section 5), execute and deliver such further instruments of conveyance, assignment, assumption and transfer with respect to the Transferred Assets and the Assumed Liabilities, and take such further action as may be necessary or appropriate in order to (A) effectuate the intent of this Agreement, (B) perfect or record title of Buyer in the Transferred Assets, (C) put Buyer in possession of the Transferred Assets, (D) provide such other party in all material respects with the intended benefits of this Agreement. In the event that Seller retains any of the Transferred Assets, Seller will promptly transfer or cause the transfer of such assets to Buyer at Seller’s expense.

6.1.2	After the 75 day period from the Closing Date, Seller will assist Buyer, at Buyer’s expense, with any further documentation or information reasonably necessary to perfect or meet registration or post-registration maintenance requirements related to Seller IP for a reasonable period of time.

6.2	Non-Competition/Non-Solicitation. In consideration of the transactions contemplated by this Agreement and in order to preserve and protect the goodwill and value of the Business, and the Transferred Assets conveyed hereunder, Seller and Seller Equityholders hereby agree as follows:

6.2.1	During the period beginning on the Closing and ending on the third anniversary of the Closing (the “Seller Non-Competition Period”), except on behalf of Buyer or as otherwise directed thereby, Seller and Key Persons will not, either directly or indirectly, Participate in the Business or in the real estate industry and ancillary industries including, but not limited to, real estate mortgage lending, title and escrow services, insurance, and other such related industries anywhere within the United States or Canada and/or any other geographic areas in which Seller conducted the Business within the 36 month period prior to the Closing (the “Restricted Territory”). For purposes of this Agreement, the term “Participate” means to have any direct or indirect interest, whether as an officer, director, employee, partner, sole proprietor, agent, representative, independent contractor, consultant, franchisor, franchisee, creditor, owner or otherwise; provided, however, that the term “Participate” will not include ownership of less than 1% of a class of stock of a publicly-held corporation which is traded on a national securities exchange or in the over-the-counter market, so long as Seller or its affiliates do not have any active participation in the business or management of such entity.

6.2.2	During the Non-Competition Period, Seller will not, and will not cause or permit any of its affiliates or any other person acting on its behalf to, either acting jointly or individually, (A) induce or attempt to induce any employee of Buyer, Holdings or any affiliate thereof to leave such entity’s employ or in any way interfere with the relationship between Buyer, Holdings or any affiliate thereof and any of their employees, or actually hire any of the employees of Buyer, Holdings or any affiliate thereof, provided, however, that the foregoing covenant will not restrict Seller or any of its affiliates from engaging in general employment or standard recruiting practices (e.g., through advertising, social media or similar means) which are not specifically directed at the employees of Buyer, Holdings or any affiliate thereof or to the hiring of any person responding to such a solicitation; or (B) induce or attempt to induce any supplier, vendor, manufacturer, service provider, licensee, licensor, lessor, lessee, customer or other business relation of the Business (“Customer or Business Relation”) to cease doing business with any of Buyer, Holdings or any affiliate thereof, or in any way interfere with the relationship between any of Buyer, Holdings or any affiliate thereof and any such Customer or Business Relation. Without in any way limiting the generality of the foregoing, Seller will not sue or otherwise pursue any claims against any Customer or Business Relation with respect to any Transferred Asset or Assumed Liability or otherwise; provided, however, that (x) Seller will be entitled to defend themselves against any Claims brought by any such Customer or Business Relation or to assert counter-claims, offsets or any affirmative defenses against such Customer or Business Relation, (y) if any third party will bring any Claim against Seller that Seller reasonably believes is the responsibility or liability of a Customer or Business Relation, then Seller will have the right to bring a Claim in the nature of impleader against such Customer or Business Relation with respect to such Claim, and (z) Seller will be entitled to pursue Claims against any Customer or Business Relation or as otherwise necessary to protect or enforce its rights with regard to any Excluded Asset or Excluded Liability.

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6.2.3	During the period beginning on the Closing and ending on the later of the third anniversary of the Closing or two (2) years following the termination of a Key Persons’s employment with Buyer, whether such termination is voluntary or involuntary, with or without cause, or for any reason or no reason (the “Key Person Non-Competition Period”), except on behalf of Buyer or as otherwise directed thereby, Seller will not, and will not cause or permit any Key Persons, either directly or indirectly, to

(a)       Perform services similar to that of the Key Person’s job duties at Buyer for any person, business, partnership or other entity which is located in any of the states or countries in which Seller did business at any time in the two (2) years immediately preceding the Closing where the direct effect of such activity is to compete with Buyer.

(b)       Solicit any person or entity that was a client or potential client of Seller at any time in the two (2) years immediately preceding the Closing for the purpose of providing services to such client or potential client that are competitive with the services offered by Buyer; or

(c)       Solicit, hire, retain or otherwise engage or go into business with any individual who was an employee or independent contractor of Seller at any time in the two (2) years immediately preceding the Closing.

6.2.4	Buyer would suffer irreparable harm from a breach by Seller (or any of its affiliates or the Key Persons) of any of the covenants or agreements contained in this Section 6.2). In the event of an alleged or threatened breach by Seller (or any of its affiliates) of any of the provisions of this Section 6.2) during the Non-Competition Period, Buyer or its successors or assigns may, in addition to all other rights and remedies existing in its favor, apply to any court of competent jurisdiction and venue for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof, in each case without the requirement of posting a bond or proving actual damages, and the Non-Competition Period described above will be tolled with respect to the particular Seller (or affiliate of Seller or Key Person) until such alleged breach or violation is resolved. Seller agrees that the restrictions in this Section 6.2 are reasonable protections under the circumstances of the sale of the Transferred Assets and the Foreign IP Assets to Buyer. If, at the time of enforcement of any of the provisions of this Section 6.2, a court of competent jurisdiction and venue judicially determines that the restrictions stated herein are unreasonable under the circumstances then existing, Seller agrees that the maximum period, scope or geographical area reasonable under such circumstances will be substituted for the stated period, scope or area.

6.3	Confidentiality. Seller will, and will cause its affiliates to treat and hold, and will use its reasonable efforts to cause its and its respective representatives to hold, as confidential all of the Confidential Information, refrain from using any of the Confidential Information (except, as applicable, as directed by Buyer or otherwise in the Ordinary Course of Business in furtherance of the operation of the Business by Buyer following the date hereof) and will deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in Seller’s or its affiliates’ possession. In the event that Seller is requested or required (by oral question or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 6.3. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller may disclose the Confidential Information to the tribunal; provided, however, that Seller will, upon the request and at the expense of Buyer, exert its commercially reasonable efforts to obtain an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer will designate. The foregoing covenants will not apply to any Confidential Information that is an Excluded Asset. “Confidential Information” means any information concerning VirBELA or the Business other than any such information that is generally available to or known by the public immediately prior to the time of disclosure (except through the actions or inactions of any of Seller or its affiliates).

6.4	Corporate Name Change. Prior to the Closing, Seller will change the corporate name of Seller to a name that does not include the word “VirBELA” or any other similar variant thereof or the name of any of the products used in the Business and to a name that will not cause confusion between such name and the Business to be conducted by Buyer after the Closing. After the Closing, neither Seller nor any of its direct or indirect subsidiaries or affiliates will use the name “VirBELA” or any similar variant thereof in any jurisdiction of the United States or worldwide. Seller will make all such filings as are necessary to reflect such change of corporate name in the State of California and all other jurisdictions where Seller is qualified to do business, including the filing of certificates of termination of use of assumed names, if any.

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6.5	Tax Matters.

6.5.1	Transfer Taxes. Seller will pay all transfer, sales, use, gains, documentary, stamp, value added, registration, real property transfer and other similar taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties, interest and additions to tax) incurred as a result of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”). Buyer will be responsible for preparing and filing all Tax Returns or other applicable documents in connection therewith, to the extent permitted by law. Seller will cooperate with Buyer in the preparation and filing of all Tax Returns or other applicable documents for or with respect to Transfer Taxes.

6.5.2	Periodic Taxes. Seller will be responsible for and will pay all Periodic Taxes related or attributable to (A) any taxable period ending on or before the Closing Date and (B) with respect to any taxable period beginning on or before and ending after the Closing Date (a “Straddle Period”), the product of the entire amount of the Periodic Taxes for such Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in such Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Straddle Period. To the extent not filed on or prior to the Closing Date, all Tax Returns relating to Periodic Taxes for Straddle Periods will be filed by Buyer. Buyer will provide an accounting of any Straddle Period Periodic Taxes owed by Seller to Buyer, or by Buyer to Seller, as the case may be, and Seller will pay to Buyer, or Buyer will pay to Seller, as appropriate, (in immediately available funds) the total amount of taxes due and payable in respect of Straddle Periods reflected in each such accounting within 45 days after the accounting is provided. The parties agree to use their best efforts to resolve in good faith any disagreement concerning the amount of Periodic Taxes owed by each with respect to any Straddle Period. “Periodic Taxes” means property and similar ad valorem taxes imposed on a periodic basis with respect to the Transferred Assets; provided, however, that Periodic Taxes will not include any taxes based on income or receipts, or imposed in connection with the sale or other transfer of property, including for the avoidance of doubt, Transfer Taxes.

6.5.3	Cooperation. The parties will reasonably cooperate, and will cause their respective affiliates, officers, employees, agents, auditors and representatives to reasonably cooperate, in preparing and filing all Tax Returns, and in resolving all disputes and audits with respect to taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided thereunder. The parties agree (A) to retain all books and records with respect to tax matters pertinent to Seller relating to any taxable period beginning on or before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, as the case may be, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Seller, as the case may be, will allow the other party to take possession of such books and records.

6.5.4	Allocation. Seller and Buyer agree that the Purchase Price, including any Assumed Liabilities or other relevant items treated as consideration for income tax purposes, will be allocated among the Transferred Assets and any restrictive covenant agreements entered into pursuant to this Agreement, for all purposes (including tax and financial accounting) as shown on an allocation schedule (the “Allocation Schedule”) to be prepared in accordance with this Section 6.5.4. A draft of the Allocation Schedule will be prepared by Buyer and delivered to Seller within 90 days following the Closing Date. If Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule, Seller and Buyer will negotiate in good faith to resolve such dispute; provided, however, that if Seller and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within 30 days following the Closing Date, such dispute will be resolved by the independent accountant. The fees and expenses of such accounting firm will be borne equally by Seller and Buyer. Buyer and Seller will file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule.

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6.6	Employee and Related Matters.

6.6.1	Transferred Employees. The Seller’s employees will be offered employment by Buyer, Holdings or one of their affiliates (the “Employer”) effective on the date hereof. Such employees will be referred to herein as “Transferred Employees.” The employees of Seller who are not offered employment, or who do not accept or commence employment, with the Employer will be referred to herein as “Non-Transferred Employees.” Nothing in this Agreement will limit the Employer’s ability to modify the compensation level or the employee benefits of, or terminate the employment of, any Transferred Employee at any time and for any reason, including without cause, except as may otherwise be set forth in any employment agreement entered into by such parties. Neither Buyer, Holdings nor any of their respective affiliates will have any liability with respect to any Non-Transferred Employee or former employee or retiree of Seller (including any person currently covered by any benefit plan of Seller who is not a Transferred Employee), regardless of when such liability arises or occurred (whether on, prior to or after the date hereof). Seller will be solely responsible for the payment of all wages, compensation, bonuses and commissions employee benefits (including any accrued but unused PTO, severance pay, notice pay, insurance, supplemental pension, deferred compensation, “stay” or other similar incentive bonuses, change-in-control bonuses (or other bonuses or compensation related in any way to the execution, delivery or performance of this Agreement), retirement and any other benefits, premiums, claims and related costs) to any of the Non-Transferred Employees, Seller’s employees, former employees or retirees based on or arising under employment with Seller and to the Transferred Employees based on or arising under employment with Seller for the period prior to the date hereof.[1] The Employer will be solely responsible for the payment of all wages, salaries and other compensation and employee benefits (including any PTO, severance pay, notice pay, insurance, supplemental pension, deferred compensation, bonuses, retirement and any other benefits, premiums, claims and related costs) to any of the Transferred Employees relating to or arising out of their employment with the Employer on and after the date hereof. None of Buyer, Holdings or any of their respective affiliates, will assume any liability with respect to any Plan or other employee benefit plan of any kind or nature maintained by Seller for any of its employees, former employees or retirees. The Employer and Seller hereby agree to follow the standard procedure for employment tax withholding as provided in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320, for each Transferred Employee who becomes employed by Employer in connection with this transaction.

6.7             Audit. Seller will, and will cause its affiliates to use its and their reasonable efforts to assist Buyer in filing financial statements with the SEC, including unaudited pro forma financial statements with respect to the Transferred Assets within 75 days of after the date hereof, it being agreed that such undertaking will commence immediately after Closing, at Buyer’s sole cost.

7.	Miscellaneous Provisions.

7.1	Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile or e-mail) to the address, facsimile telephone number or e-mail address set forth beneath the name of such party below (or to such other address, facsimile telephone number or e-mail address as such party will have specified in a written notice given to the other parties hereto):

If to Seller:	829 Ormond Court San Diego, CA 92109 E-mail: ahowland@virbela.com Attention: Alex Howland

with a copy (which will not constitute notice) to:	Don Thornburgh Law Corporation 466 Foothill Boulevard #220 La Canada Flintridge, CA 91011 E-mail: don@donthornburgh.com Attention: Don Thornburgh

__________

1 NTD: Buyer will not assume any payroll liabilities.

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If to Buyer:	2219 Rimland Drive, Suite 301 Bellingham, WA 98226 E-mail: legal@exprealty.com and macie.hawkes@exprealty.com Attention: Macie Hawkes, General Counsel with a copy (which will not constitute notice) to:

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Facsimile: 206-623-7022 and 206-370-6040

E-mail: chris.cunningham@klgates.com and

cj.voss@klgates.com Attention:

Christopher H. Cunningham and Christopher J. Voss

7.2	Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

7.3	Governing Law; Venue; Attorneys Fees. This Agreement will be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws). If court proceedings are brought to enforce or interpret any provision of this Agreement, the substantially prevailing party will be entitled to an award of reasonable and necessary expenses of litigation, including without limitation attorneys’ fees.

7.4	Non-Transferable. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned or delegated by Seller, without the prior written consent of Buyer. Except for assignments or delegations to a Holdings owned and/or controlled entity, subsidiary, successor, or affiliate, neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned or delegated by Buyer, without the prior written consent of Seller.

7.5	Waiver. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

7.6	Amendments. This Agreement may not be amended other than by means of a written instrument duly executed and delivered by Buyer and Seller.

7.7	Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified.

7.8	Entire Agreement. The Agreement sets forth the entire understanding of the parties relating to the subject matter thereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

[Signature Page Follows]

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The parties to this Agreement have caused this Agreement to be executed and delivered as of the date hereof.

Buyer:	eXp World Technologies, LLC

By: /s/Alan Goldman Name: Alan Goldman Title: Chief Accounting Officer eXp World Holdings, Inc., Member

Holdings: (solely for purposes of Sections 1.4.2, 1.4.4, 2.2.2.2 and 2.3)	EXP WORLD HOLDINGS, INC. By: /s/ Glenn Sanford Name: Glenn Sanford Title: Chief Executive Officer

Seller:	VIRBELA LLC

By: /s/ Alex Howland Name: Alex Howland Title: Chief Executive Officer

Seller Equityholders
By: /s/ Alex Howland Name: Alex Howland
By: /s/ Erik Hill Name: Erik Hill By: /s/ Ronald S Rembisz Name: Ronald S. Rembisz

By: /s/ Sheldon Brown Name: Sheldon Brown

By: /s/ Eric Bunyan Name: Eric Bunyan By: /s/ Eric Roth Name: Eric Roth By: /s/ Charles Clark Jordan Name: Charles Clark Jordan

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